UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(g) of The Securities Exchange Act of 1934

GOLDEN VALLEY DEVELOPMENT, INC.
a Nevada corporation

1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067

Common Stock, $0.001 par value to be registered under Section 12(g) of The Securities Exchange Act of 1934

I.R.S. Employer I.D. # 84-1658720

Description of Business.

History and Structure. We were incorporated in July of 2004 as Golden Valley Development, Inc. in the state of Nevada. From the date of incorporation to August of 2004, we were a wholly-owned subsidiary of Fresh Veg Broker.com, Inc., a Nevada corporation. Then, in August of 2004, we were spun off from Fresh Veg, and in that process the shares held by Fresh Veg were distributed to its own shareholders on a pro rata basis, making our shareholder base exactly the same as Fresh Veg’s shareholder base.

The business purpose of the spin-off was to separate three distinct, disparate business plans so that different, separate entities could focus on each business plan. Prior to the spin-off, there was a parent company - Fresh Veg - and two subsidiaries. We were one of the two subsidiaries. Our business plan is for a brokerage firm that specializes in buying commodities such as fresh fruits, vegetables and hay and re-selling them, as we describe below. The business plan belonging to the other former subsidiary of Fresh Veg was for the development and re-sale of real estate. Our then-parent company had planned on acquiring a third subsidiary which had certain technologies designed to assist medical insurance companies in securely receiving hospital data. Therefore, it was determined that three business plans - each requiring vastly different types of energy, talent and resources to operate - was too dispersing to be operated by one conglomerate, and so the two subsidiaries, including us, were spun off.

Subsequent to our being spun off from Fresh Veg, Fresh Veg changed its name to Tiger Team Technologies, Inc. officially on August 16, 2004, in order to better reflect the change in its business from a vegetable broker business - which is the business we inherited - to a company that dealt with certain technologies designed to assist medical insurance companies in securely receiving hospital data.

What We Do. We are a brokerage firm that specializes in buying commodities such as fresh fruits and vegetables and hay in California’s central valley from local farmers and then selling the products to buyers, such as supermarkets, wholesalers, and other farmers, also located in California.

We operate as a broker, someone who acts as the agent for the farmer in negotiating a contract between seller and buyer. The brokerage fee is generally collected from the seller. We earn our fee by arranging the transaction through written or phone communication and bringing the two parties together with a confirmation of sale. Our management team has over 25 years of combined brokerage experience in the produce industry, including the last year and a half with Golden Valley. Our expertise ranges from contract negotiation and product research to innovative business development.

Our business model begins with various buyers in need of produce, such as supermarkets and wholesalers, who buy on behalf of restaurants, restaurant chains and other large institutions; or in need of hay for animal feed. These buyers place their orders with us. After receiving an order from a buyer we prepare a quote. At that point, we check to see if we have any other pending orders for the same commodity that has not been purchased yet. If we do, we try to purchase a larger quantity from the farmer, and negotiate a lower price for buying at a bulk rate, which lowers our base cost and increases our profit.

We find the farmers who have the desired produce or hay, and then put in the order to the farmer. Before the goods are shipped from the farmer to the buyer, we send out our inspector to inspect them, to guarantee high level of quality and minimize disputes over damaged goods. Our inspectors, currently only Art and Annette Davis, do not allow damaged goods to ship. This way the customers know that they are receiving quality products with every order placed. If a customer receives damaged goods, we know that the damage occurred en route and the transportation company is responsible for the damage. We strive to ensure that all products are of the highest quality. In inspecting commodities, we use the USDA standards, the only broadly recognized quality standards in our industry, and due to Art and Annette Davis’s experience with similar ventures in the past, we will be able to train and test future inspectors in-house to follow these standards.

Here is the manner in which our one and, so far, only transaction occurred, and the general manner in which we anticipate most of our transactions occurring: In October of 2004, we were contacted by ERE Sheep Company of Bakersfield, California, who was looking for hay as feed for their livestock. We contacted Lucia Hay Company of Tulare, California, and bought the hay from them for $35,568 and then sold it to ERE Sheep Company for $43,568, for a profit of exactly $8,000.

Competition. Our main competitors are mostly individual brokers with small offices and few or no employees. Varsity Produce and Manny Lawrence are the largest competitors to our knowledge.

The main competitive factor in our industry, however, does not come from other brokers, but from the changing nature of the industry. As farms become larger, they become more able to offer the same type of discounts to buyers that we can. Our advantage remains that we inspect all produce before it ships, and so ensure high quality produce, which is also an advantage over our competitors who, in the experience of Art and Annette Davis, have never inspected the produce being shipped or even were physically present furing any part of the shipping process; however, our challenge is always to find more small, “niche” farmers and more “niche” buyers, such as for organic produce, unusual produce, hay and other niches.

In the experience of our management, customers usually pick up the produce from the seller with their own trucks. When necessary, however, we will have the capability to coordinate transportation for buyers. We are allied with Freymiller Trucking through verbal, informal agreements between our management and theirs, whose trucks, because of our alliance, can be contracted out at any time. Having access to such a broad transportation network allows us to offer reasonable transportation rates and still generate a profit. Since we are able to handle all of our clients’ shipping needs, there is more incentive for companies to buy goods from us rather than our competitors, providing another competitive advantage.

Regulation. Golden Valley has no involvement in the farming process. Therefore we do not need to conform to any environmental standards. When we supply transportation for the goods to be delivered, we contract out with trucking companies and it is ultimately the responsibility of the transportation company to make sure that all environmental laws in regards to transporting commodities are adhered to and followed.

Because we currently operate exclusively intra-state, we are not subject to federal agricultural regulations as a broker; specifically we are not covered under the United States Perishable Agricultural Commodities Act, abbreviated as “PACA”. However, as we expand into interstate deals, we would need to receive a license from the U.S. Department of Agriculture as a “broker”, defined by PACA in part as:“any person engaged in the business of negotiating sales and purchases of any perishable agricultural commodity in interstate or foreign commerce for or on behalf of the vendor or the purchaser, respectively…”. Receiving the license entails filling out a relatively simple application and paying a $550 annual fee. Licenses are granted fairly automatically unless the applicant has had a license revoked in the past or been otherwise found in violation of PACA or its regulations in the past. Maintaining a license would principally involve making sure we pay our farmers on time. If we are late in paying farmers, our license may be suspended by the U.S. Department of Agriculture. Since our business model includes the receipt of monies from the buyer before the farmers deliver the product, it is very unlikely we would have trouble maintaining our license.

Suppliers and Customers. California’s central valley services 70 percent of the nation’s produce and vegetables, and has hundreds of suppliers, i.e. farmers and sheds, and therefore sources and availability of the produce is good. Some of the small- and mid-size farmers who are most suited as suppliers in our business model include Gerowan Farms, HMC Farms, Bolthouse Farms, Grimway Farms and Giumarra Vineyards.

We have no major customers yet; our one customer so far has been ERE Sheep Company. However, major customers that have transacted business with Art and/or Annette Davis - our management team - in the past include Tops Supermarkets, Bi-Lo Supermarkets and Giant Foods.

Research and Development. We spent no money on research and development in the last two years, relying instead on the experience of our management team, Art and Annette Davis, to make any amendments to our business or marketing plans.

Employees. We have no formal employees. Instead, our two management personnel - Art and Annette Davis - each dedicate 5-20 hours per week to conduct the business and prepare all requisite administration, including this filing.

Management’s Discussion and Analysis or Plan of Operation.

Liquidity and Cash Requirements. Adavco Inc., a corporation owned jointly by Art and Annette Davis, loaned us $50,000 in October of 2004 to satisfy cash requirements, including accounting and auditing costs, for our first 36 months - through October of 2007. The material terms of the loan, filed as an exhibit to this statement, are that the loan carries 5% annual interest and is due in full by October of 2007. Adavco Inc. is prepared to loan us more money as needed; however, our cash requirements for the next 12 months are anticipated to be only approximately $15,000, and therefore another loan - nor any other method of raising cash - is not likely to be necessary. We arrive at a projected cash requirement of $15,000 over the next year based on the assumptions that a) we will continue to receive our office space rent-free; b) our expenses will be limited to administrative costs and costs of inspcetion of produce; and c) that our auditors’ costs will be relatively stable. Based on our past auditors’ costs, as well as our past administrative costs, we anticipate needing $15,000 for the next 12 months to satisfy our cash requirements. This will increase significantly if we begin any advertising campaigns, as discussed below in our Marketing subsection.

As of September 30, 2005, our cash on hand was $49,240.

Industry Trends. As we discussed above, there is a growing trend in our industry which is of concern to us. As farms grow and consolidate, they become better able to negotiate sales directly with the buyers, since the farms now have the sufficient quantity to satisfy most buyers.

Our business model only works when there are still sufficient small and niche farmers with which to work, and by “niche” farmers we mean those that produce a niche crop such as alfalfa hay or grass hay, organic produce, and unusual or specialty commodities. However, we are able to work with larger farms and larger buyers on occasion, because we still retain the advantage of quality control. As we mention above, we send out a field inspector to make sure all the produce loaded onto the trucks is high quality, which is something the buyers do not do themselves, nor do the farmers, nor do our competitors. In this way, we still are able to generate enough business to continue as a going concern.

How We Make Our Money and Results of Operations. We receive money from the buyers of produce and give approximately 80% of that money to the farmers, keeping the remaining approximately 20% as profit. For our one transaction so far, in 2004, we were contacted by ERE Sheep Company, which was looking for hay as feed for their livestock. We contacted Lucia Hay Company and bought the hay from them for $35,568 and then sold it to ERE Sheep Company for $43,568, for a profit of exactly $8,000.

To date, the above transaction has been the only transaction we have conducted. There have been no material changes to our financial condition from the end of the last fiscal year to the end of the latest quarter.

Marketing. Our company is local and will rely on our reputation and word-of-mouth to generate most of our customers thanks to our process of inspecting the goods before shipment. Our management has historically found that happy customers are the best form of advertising. However, in conjunction with word-of-mouth marketing, we also plan to advertise in the Produce News, the Packer and other chosen produce industry publications. We also will direct-mail to address lists endemic to our industry.

Our management team, Art and Annette Davis, has formed many partnerships, alliances and contacts while operating as produce brokers for the past 25 years. These business relationships provide an enormous base of resources from which we can operate. Most of our brokerage deals will start - as they have with our one transaction we have completed so far - with our management team’s large client base that we hope will contract with us to locate, purchase and deliver various commodities for them.

Potential Future Business Models. Additionally, we are currently researching the viability of farming certain commodities ourselves in order to lower the cost of goods sold and improve our profit margin. Whatever excess product was grown could be sold to the various competing brokers. By controlling the product, we can effectively control the quality of product that other brokers are able to supply. This business model could be launched as early as 2007; however, the feasibility of such a model is poor, as it requires certain infrastructures and employees that would be beyond the scope of our current resources.

Another option is to purchase the farmland outright and lease it back to the various farmers. By controlling the farmers you can demand the best product for the lowest price. This business model is possible with another loan from Adavco, which is controlled by our management team. We would feel ready for this model once we have completed several more transactions under our current model this year, and determined how much time and effort will be required to keep our current model viable.

Another profitable means of expansion we are exploring is to continue hiring brokers with established customer bases, who can promote the benefits of doing business with Golden Valley. The new hires would stay employed with Golden Valley as long as they can continually solicit new customers. The more customers these brokers bring Golden Valley, the higher their salaries and bonuses. We anticipate hiring one produce broker per year, beginning this year, to allow for reasonable expansion.

Description of Property.

Our principal office is a rented space in a dedicated office building at 1200 Truxton Ave., Suite 130 in Bakersfield, California.

We own no real estate nor other property, nor do we invest in real estate.

Security Ownership of Certain Beneficial Owners and Management.

We have only one class of securities - our Common Stock.

The following represents the security ownership of the only person who owns more than five percent of our outstanding Common Stock:

Annette Davis	38,054,331 shares[1]	95.1% of class
c/o Golden Valley Development, Inc.	Direct ownership
1200 Truxton Avenue #130
Bakersfield, CA 93301

The following represents the security ownership of all members of management:

Annette Davis	38,054,331 shares[2]	95.1% of class
Director and Treasurer	Direct ownership
c/o Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Art Davis	0 shares[3]	0% of class
Director, President and Secretary
c/o Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

1 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
2 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
3 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.

Directors, Executive Officers, Promoters and Control Persons.

Annette Davis, 53, director and treasurer - elected to directorship and office on July 26, 2004 to serve for one year; re-elected to both positions on July 26, 2005 for additional one-year term.

Ms. Davis had been CFO of Bakersfield Produce & Distributing, in Bakersfield, California, from 1977 until its closure in May, 2002. Bakersfield Produce had revenues exceeding $60,000,000 annually. She supervised its accounting department, reviewed balance sheets and income statements, approved capital expenditures, coordinated with CPAs for audit and tax filings purposes, and negotiated contracts with legal departments. Ms. Davis was responsible for this corporation’s fiscal aspects.

Ms. Davis had also served as Controller of Andes River Company, LLC, in Bakersfield, California, from 1999 until it ceased operations in December of 2003. She held the fiscal responsibilities of this company, which imported produce from the South American country of Chile and distributed it on the East Coast, with revenues of $40 million annually. Ms. Davis was responsible for its income and balance sheets, accounting department, approved all expenditures and outside business, established credit lines for the company, and coordinated with CPAs for tax returns in three states.

Ms. Davis is also currently President of Adavco, Inc., a real estate development company. Ms. Davis has been in that position since co-founding Adavco in 1982, and is the supervisor of accounting for Adavco projects, which include apartment buildings and custom homes.

From 1999-2004, Ms. Davis was also Treasurer of Fresh Veg Broker.com, Inc., our former parent company whose business plan, which never was successful, was to create a website where buyers and sellers of produce could do deals with each other online.

Art Davis, 56, director, president and secretary - elected to directorship and offices on July 26, 2004 to serve for one year; re-elected to all positions on July 26, 2005 for additional one-year term.

Mr. Davis had served as Vice-president of Bakersfield Produce & Distributing from 1977 until it ceased operations in 2002 in Bakersfield, California. The company added a consolidation point for chain supermarkets in 1979. In 1980, he was responsible for bringing in employees to begin a produce brokerage operation. The brokerage sales increased so rapidly that the wholesale and consolidations divisions were sold and Bakersfield Produce became Bakersfield Produce & Distributing Company, which grew to become one of the largest produce brokerage firms in the United States.

As Vice President, he was responsible for buying fresh fruit and vegetables from California and Arizona for shipment to several large supermarket chains on the East coast. Mr. Davis was personally responsible for shipping over 125 loads of produce per week and dealt with most of the shippers in the produce industry due to the volume of the business.

Mr. Davis is also currently Vice-President of Adavco, Inc., a real estate development company. Mr. Davis has been in that position since co-founding Adavco in 1982, and is a licensed contractor overseeing Adavco projects, which include apartment buildings and custom homes.

From 1999-2004, Mr. Davis was also President of Fresh Veg Broker.com, Inc., our former parent company whose business plan, which never was successful, was to create a website where buyers and sellers of produce could do deals with each other online.

Arthur Davis is the husband of Annette Davis.
Annette Davis is the wife of Arthur Davis.

Neither of the directors or executives of Golden Valley, nor any promoter or control person, was involved in any bankruptcy or insolvency action, nor was involved in any business which was involved in any such action at or within 2 years before the time of such filing, nor any criminal proceeding nor found to be in violation of any securities or futures laws or regulations nor has been barred or otherwise enjoined from participating in any type of business, securities or banking activities.

We do not have an audit committee financial expert serving on our audit committee, due to our relatively light revenues and operations and unreasonable expense an audit committee financial expert would pose for our business.

Executive Compensation.

None of the officers or directors of Golden Valley is compensated nor has received any compensation, including any options or stock appreciation rights.

We have no employee contracts of any kind.

Certain Relationships and Related Transactions.

We receive approximately 500 square feet of office space at 1200 Truxton Avenue, suite 130 in Bakersfield, California from Adavco, Inc., a company controlled by our management team, Art and Annette Davis, on a rent free basis. We have a verbal but reliable agreement with Adavco to continue in this fashion for the forseeable future.

Otherwise, there have been no transactions, nor are there any proposed transactions, involving us, wherein there was some indirect or direct material interest on the part of one of our management personnel, control persons, promoters, major shareholders, or any of these persons’ family members.

We have no parent companies.

The names of our promoters are as follows:

Fresh Veg Broker.com, Inc., a Nevada corporation

H. Arthur Davis

Annette Davis

On July 26, 2004, Fresh Veg Broker.com, Inc. gave us the business plan for the commodity brokerage business which we now are utilizing, which we place at a basis value of $0. In exchange, we issued 40,000,000 shares of our Common Stock to Fresh Veg. The value of the shares and the business plan were determined by our management, Art and Annette Davis.

Outside of the above, none of our promoters has received nor is to be given anything of value by us.

Description of Securities.

We have only one class of securities: Common Stock. The rights of our Common Stock is as follows:

(i) DIVIDEND RIGHTS: The Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law, subject to any contractual restrictions on which the Corporation is then subject.

The Board may fix, in advance, a record date for the determination of the shareholders entitled to notice of a meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders or record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which notice is given. The record date for determining shareholders for any purpose other than as set in this Section 8 or Section 10 of this Article shall be at the close of the day on which the Board adopts the resolution relating thereto, or the sixteenth day prior to the date of such other action, whichever is later.

(ii) VOTING RIGHTS: Each share has one vote. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented and voting at the meeting on any matter, shall be the act of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the number of shares required as noted above to constitute a quorum. Notwithstanding the foregoing, (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

(iii) LIQUIDATION RIGHTS: Notwithstanding the foregoing (bylaws Section 5, “Quorum”), (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

(iv) REPRESENTATION OF SHARES OF OTHER CORPORATIONS. - The President or any other officer or officers authorized by the Board or the President are each authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no public market currently for our Common Stock. Further, none of our shares are subject to outstanding warrants or options to purchase, or securities that are convertible into shares of our Common Stock. None of our shares are being or proposed to be offered publicly. We have not agreed to register any shares under the Securities Act for sale by security holders. None of our shares may be sold pursuant to Rule 144, because they were all issued through the spin-off, and therefore are restricted securities as defined by Rule 144(a)(3)(i): “Securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.” As restricted securities, our shares may not be re-sold until there is adequate current public information and a significant period of time has elapsed from the time of the spin-off, up to two years for non-affiliates.

There are approximately 57 holders of our shares of Common Stock.

Legal Proceedings.

We are not a party of any pending or existing legal proceedings, nor the subject of any governmental proceedings.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no changes in or disagreements with our accountants.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

On July 26, 2004, we gave 40,000,000 shares of our Common Stock to Fresh Veg Broker.com, Inc., a Nevada corporation, in exchange for a business plan for a commodities brokerage business which was valued at $0. The acquisition documents are filed as an exhibit to this registration statement. We claim exemption from registration under section 4(2) of the Securities Act of 1933.

Indemnification of Directors and Officers.

We do have a provision in our bylaws regarding indemnification, as follows:

LIABILITY TO FURTHER CALLS OR TO ASSESSMENT BY THE ISSUER. The Corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

There is at this time no statute, charter provision, by-law provision, contract or other arrangement that insures or indemnifies one of our controlling persons, directors or officers which affects his or her liability in that capacity.

Financial Statements.

GOLDEN VALLEY DEVELOPMENT, INC.
BALANCE SHEET
September 30, 2005
(unaudited)
ASSETS

Cash	$49,240
Total current assets	$49,240

LIABILITIES AND STOCKHOLDERS’ DEFICIT

LIABILITIES

Current Liabilities
Accrued expenses	$3,096
Income taxes payable	695
Total current liabilities	3,790

Note payable to related party	50,000
Total liabilities	53,791

Commitments	-

STOCKHOLDERS’ DEFICIT

Common stock, $.001 par, 75,000,000 shares authorized,
40,000,000 share issued and outstanding	40,000
Additional paid in capital	(34,564)
Retained deficit	(9,987)

TOTAL STOCKHOLDERS’ DEFICIT	(4,551)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$49,240

GOLDEN VALLEY DEVELOPMENT, INC.
STATEMENTS OF EXPENSES
Three and Nine Months Ending September 30, 2005 and period from July 26, 2004 (Inception) through September 30, 2004
(unaudited)

				Inception
				through
				Sept. 30,
	Three Months		Nine Months	2004

General & administrative		$5,234	$12,053	$777
Interest expense		625	1,875	-
Net loss	$$	(5,859)	$(13,928)	(777)

Net loss per share		$(0.00)	$(0.00)	$(0.00)

Weighted average shares
outstanding		40,000,000	40,000,00	40,000,000

GOLDEN VALLEY DEVELOPMENT, INC.
STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2005 and period from July 26, 2004 (Inception) through September 30, 2004
(unaudited)

		Inception
		through
		September 30,
	Nine months	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,928)	$(777)
Adjustments to reconcile net loss
to cash used in operating activities:
Imputed rent expense	3,494	777
Changes in:
Accrued expenses	1,673	-
NET CASH USED IN OPERATING ACTIVITIES	(8,760)	-
NET CHANGE IN CASH	(8,760)	-
Cash balance, beginning of period	58,000	-
Cash balance, ending of period	$49,240	$-

Supplemental Information:
Taxes paid	$-	$-
Interest paid	-	-

GOLDEN VALLEY DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Golden Valley Development, Inc. (“Golden Valley”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in Golden Valley’s latest annual report filed with the SEC on Form 10-SB/A. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements, which would substantially duplicate the disclosure contained in the audited financial statements for fiscal year 2004, as reported in the 10-SB/A, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Golden Valley Development, Inc.
Bakersfield, California

We have audited the accompanying balance sheet of Golden Valley Development, Inc., as of December 31, 2004 and the related statements of income, stockholders equity, and cash flows for the period from July 26, 2004 (Inception) through December 31, 2004. These financial statements are the responsibility of Golden Valley Development, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Valley Development, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, errors resulting in an understatement of additional paid in capital and general and administrative expenses and errors resulting in an overstatement of revenue and costs of sales were discovered by management in 2006. Accordingly, adjustments have been made as of December 31, 2004, to correct these errors.

MALONE & BAILEY, PC

March 10, 2005, except Note 7 which is dated January 4, 2006	By:	/s/ MALONE & BAILEY, PC
MALONE & BAILEY, PC
www.malone-bailey.com Houston, Texas

GOLDEN VALLEY DEVELOPMENT, INC.
BALANCE SHEET
December 31, 2004
(Restated)

ASSETS

Current Assets
Cash	$58,000

LIABILITIES

Current Liabilities
Accrued expenses	$1,423
Income taxes payable	695

Total Current Liabilities	2,118

Note payable to related party	50,000

Total Liabilities	52,118

Commitments	--

STOCKHOLDERS' EQUITY
Common stock, $.001 par, 75,000,000 shares
authorized, 40,000,000 shares issued
and outstanding	40,000
Additional paid in capital	(38,059)
Retained earnings	3,940

TOTAL STOCKHOLDERS' EQUITY	5,881

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$58,000

See accompanying summary of accounting policies
and notes to financial statements.

GOLDEN VALLEY DEVELOPMENT, INC.
STATEMENT OF INCOME
Period from July 26, 2004 (Inception)
Through December 31, 2004 (Restated)
Revenue	$8,000

General and administrative	2,741
Interest expense	623

Net income before income taxes	4,636

Income tax	695

Net income	$3,940

Basic and diluted net income per common share	$0.00

Weighted average common shares outstanding	40,000,000

See accompanying summary of accounting policies
and notes to financial statements.

GOLDEN VALLEY DEVELOPMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period from July 26, 2004 (Inception)
Through December 31, 2004
(Restated)

			Additional
	Common Stock		Paid in	Retained
	Shares	$	Capital	Earnings	Totals
Shares issued
at inception	40,000,000	$40,000	$(40,000)	$-	$-
Contribution of rent expense			1,941		1,941
Net income	-	-	-	3,940	3,940

Balances, December 31, 2004 (restated)	40,000,000	$40,000	$(38,059)	$3,940	$5,881

See accompanying summary of accounting policies
and notes to financial statements.

GOLDEN VALLEY DEVELOPMENT, INC.
STATEMENT OF CASH FLOWS
Period from July 26, 2004 (Inception)
Through December 31, 2004
(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,940
Adjustments to reconcile net loss
to cash used in operating activities:
Imputed rent expense	1,941
Changes in:
Accrued expenses	1,423
Income tax payable	695

NET CASH USED IN OPERATING ACTIVITIES	8,000

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable - related party	50,000

NET CHANGE IN CASH	58,000
Cash balance, beginning	-

Cash balance, ending	$58,000

See accompanying summary of accounting policies
and notes to financial statements.

GOLDEN VALLEY DEVELOPMENT, INC.
NOTES TO FINANCIAL STATEMENTS
(Restated)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Golden Valley Development, Inc. (“Golden Valley”) was incorporated in Nevada on July 26, 2004. Golden Valley is a hay broker.

Golden Valley's fiscal year end is December 31st.

Restatements of December 31, 2004 were made. See note 7 for details.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Golden Valley considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Revenue Recognition. Golden Valley recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Golden Valley performs as a broker without assuming the risks and rewards of ownership of the goods, therefore sales are reported on a net basis. After receiving and order, Golden Valley will locate and inspect the desired item. The item will be shipped directly to the customer from the supplier by Golden Valley or the customer can arrange for pickup at the supplier. The item must meet certain industry standards prior to customer acceptance. If the industry standards are not met, the loss carries back to the supplier. If the item meets industry standards and the customer were to reject the item, the loss belongs to the customer. Golden Valley recognizes revenues at the time the customer accepts the item.

Advertising. In accordance with Accounting Standards Executive Committee Statement of Position 93-7, costs incurred for producing and communicating advertising of Golden Valley are charged to operations as incurred. Advertising expense for the period from inception through December 31, 2004 was $0.

Income taxes. Golden Valley recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Golden Valley provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recently issued accounting pronouncements. Golden Valley does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Golden Valley's results of operations, financial position or cash flow.

NOTE 2 - NOTE PAYABLE TO RELATED PARTY

A company controlled by Golden Valley's majority shareholder loaned Golden Valley $50,000 on October 1, 2004. The note is due on October 1, 2007, bears interest of 5 percent and is unsecured.

NOTE 3 - COMMON STOCK

Golden Valley was incorporated by Tiger Team Technologies, Inc. (“Tiger Team”) (formerly known as Fresh Veg Broker.com, Inc.). Golden Valley issued Tiger Team 40,000,000 shares of Golden Valley at Golden Valley's inception in exchange for a business plan with a value of $0. Shortly thereafter, Tiger Team distributed the 40,000,000 shares of Golden Valley to Tiger Team's existing shareholders on a pro rata basis.

NOTE 4 - INCOME TAXES

Golden Valley uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Income tax is composed of current income tax of $695 and deferred tax of $0.

NOTE 5 - COMMITMENTS

Golden Valley is using office space provided by a related party on a rent-free, month to month basis. The fair value of the office space is $388 per month. Golden Valley had $1,941 of rent expense for the period from inception through December 31, 2004. The rent is contributed to capital by a related party as a credit to additional paid in capital.

NOTE 6 - MAJOR CUSTOMERS

All 2004 revenues were from a single customer.

NOTE 7 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In January 2006, management determined the previously issued financial statements contained the following errors:
•
Revenues and Cost of Sales were presented on the gross basis. Golden Valley is a broker and must record revenues on the net basis (See note 1 for more details). This error caused both Revenues and Cost of Sales to be overstated by $35,569. This error had no impact on Net Income or Earnings Per Share;

•
Golden Valley rents office space on a rent-free month to month basis from a related party (See note 5 for more details). Golden Valley failed to impute and record rent expense for the fair value of the office space as a contribution to capital by the related party. Additional Paid In Capital, General and administrative expense and Net Income were understated by $1,941. This error had no impact on Earnings Per Share.

Index to Exhibits.

Index No.	Description

2(a)	Articles of Incorporation*

2(b)	Bylaws*

10	Loan agreement with Adavco, Inc.

12	Consent of principal accountants

99	Documents relating to the acquisition of Golden Valley shares by Tiger Team (formerly Fresh Veg)

* Incorporated by reference to our Form 10-SB registration statement filed November 29, 2005. File No. 0-51637.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN VALLEY DEVELOPMENT, INC.

Date: January 17, 2006	By:	/s/ H. Arthur Davis
H. Arthur Davis
President